Exhibit 99.1

ASUR Announces Total Passenger Traffic for September 2021

Compared with pre-pandemic levels of September 2019, passenger traffic declined 1.1% in Mexico and posted increases of 0.9% in Colombia and 19.9% in Puerto Rico

MEXICO CITY, Oct. 5, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced passenger traffic for September 2021 reached a total of 3.9 million passengers, 2.6% above the levels reported in September 2019, reflecting a continued overall recovery in travel demand and the rollout of vaccination campaigns in the US and gradual advances in Mexico, despite restrictions and requirements in certain countries of the world to contain the spread of the virus.

When compared to pre-pandemic levels of September 2019, passenger traffic declined 1.1% in Mexico and increased 0.9% in Colombia and 19.9% Puerto Rico.

This announcement reflects comparisons between September 1 through September 30, 2021, from September 1 through September 30, 2020 and September 1 through September 30, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		September			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Mexico		2,219,687	1,139,377	2,195,980	92.7	(1.1)	25,783,861	11,548,726	20,333,163	76.1	(21.1)
Domestic Traffic		1,288,816	820,718	1,206,184	47.0	(6.4)	12,367,374	6,133,129	10,676,596	74.1	(13.7)
International Traffic		930,871	318,659	989,796	210.6	6.3	13,416,487	5,415,597	9,656,567	78.3	(28.0)
San Juan, Puerto Rico		571,010	297,505	684,451	130.1	19.9	7,072,180	3,505,793	7,175,392	104.7	1.5
Domestic Traffic		513,775	288,157	638,187	121.5	24.2	6,315,138	3,265,711	6,811,926	108.6	7.9
International Traffic		57,235	9,348	46,264	394.9	(19.2)	757,042	240,082	363,466	51.4	(52.0)
Colombia		1,013,803	140,005	1,023,173	630.8	0.9	8,807,551	2,821,728	6,920,374	145.3	(21.4)
Domestic Traffic		866,614	132,278	875,405	561.8	1.0	7,457,666	2,411,973	5,911,758	145.1	(20.7)
International Traffic		147,189	7,727	147,768	1,812.4	0.4	1,349,885	409,755	1,008,616	146.2	(25.3)
Total Traffic		3,804,500	1,576,887	3,903,604	147.6	2.6	41,663,592	17,876,247	34,428,929	92.6	(17.4)
Domestic Traffic		2,669,205	1,241,153	2,719,776	119.1	1.9	26,140,178	11,810,813	23,400,280	98.1	(10.5)
International Traffic		1,135,295	335,734	1,183,828	252.6	4.3	15,523,414	6,065,434	11,028,649	81.8	(29.0)

Mexico Passenger Traffic
		September			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,288,816	820,718	1,206,184	47.0	(6.4)	12,367,374	6,133,129	10,676,596	74.1	(13.7)
CUN	Cancun	701,857	549,834	727,985	32.4	3.7	6,703,534	3,500,852	6,542,411	86.9	(2.4)
CZM	Cozumel	11,395	1,779	18,832	958.6	65.3	147,802	46,371	121,384	161.8	(17.9)
HUX	Huatulco	52,827	25,199	44,841	77.9	(15.1)	575,881	213,884	445,092	108.1	(22.7)
MID	Merida	199,913	85,701	150,804	76.0	(24.6)	1,883,658	856,952	1,274,441	48.7	(32.3)
MTT	Minatitlan	10,436	4,034	6,458	60.1	(38.1)	105,315	44,532	68,420	53.6	(35.0)
OAX	Oaxaca	79,363	31,498	61,749	96.0	(22.2)	740,248	372,158	545,025	46.4	(26.4)
TAP	Tapachula	27,768	24,100	33,393	38.6	20.3	269,869	184,322	289,256	56.9	7.2
VER	Veracruz	110,206	50,236	78,829	56.9	(28.5)	1,035,408	481,159	722,171	50.1	(30.3)
VSA	Villahermosa	95,051	48,337	83,293	72.3	(12.4)	905,659	432,899	668,396	54.4	(26.2)
International Traffic		930,871	318,659	989,796	210.6	6.3	13,416,487	5,415,597	9,656,567	78.3	(28.0)
CUN	Cancun	889,419	304,003	933,081	206.9	4.9	12,671,074	5,032,366	9,062,268	80.1	(28.5)
CZM	Cozumel	9,085	6,746	15,259	126.2	68.0	286,592	154,203	259,158	68.1	(9.6)
HUX	Huatulco	974	342	890	160.2	(8.6)	107,659	78,361	18,973	(75.8)	(82.4)
MID	Merida	13,588	912	16,012	1,655.7	17.8	157,264	66,319	136,932	106.5	(12.9)
MTT	Minatitlan	507	116	401	245.7	(20.9)	5,987	2,267	4,481	97.7	(25.2)
OAX	Oaxaca	8,804	3,576	8,935	149.9	1.5	109,149	46,641	82,862	77.7	(24.1)
TAP	Tapachula	827	496	2,926	489.9	253.8	10,295	5,343	10,118	89.4	(1.7)
VER	Veracruz	5,797	987	7,414	651.2	27.9	52,349	18,282	59,178	223.7	13.0
VSA	Villahermosa	1,870	1,481	4,878	229.4	160.9	16,118	11,815	22,597	91.3	40.2
Traffic Total Mexico		2,219,687	1,139,377	2,195,980	92.7	(1.1)	25,783,861	11,548,726	20,333,163	76.1	(21.1)
CUN	Cancun	1,591,276	853,837	1,661,066	94.5	4.4	19,374,608	8,533,218	15,604,679	82.9	(19.5)
CZM	Cozumel	20,480	8,525	34,091	299.9	66.5	434,394	200,574	380,542	89.7	(12.4)
HUX	Huatulco	53,801	25,541	45,731	79.0	(15.0)	683,540	292,245	464,065	58.8	(32.1)
MID	Merida	213,501	86,613	166,816	92.6	(21.9)	2,040,922	923,271	1,411,373	52.9	(30.8)
MTT	Minatitlan	10,943	4,150	6,859	65.3	(37.3)	111,302	46,799	72,901	55.8	(34.5)
OAX	Oaxaca	88,167	35,074	70,684	101.5	(19.8)	849,397	418,799	627,887	49.9	(26.1)
TAP	Tapachula	28,595	24,596	36,319	47.7	27.0	280,164	189,665	299,374	57.8	6.9
VER	Veracruz	116,003	51,223	86,243	68.4	(25.7)	1,087,757	499,441	781,349	56.4	(28.2)
VSA	Villahermosa	96,921	49,818	88,171	77.0	(9.0)	921,777	444,714	690,993	55.4	(25.0)

US Passenger Traffic, San Juan Airport (LMM)
		September			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
SJU Total		571,010	297,505	684,451	130.1	19.9	7,072,180	3,505,793	7,175,392	104.7	1.5
Domestic Traffic		513,775	288,157	638,187	121.5	24.2	6,315,138	3,265,711	6,811,926	108.6	7.9
International Traffic		57,235	9,348	46,264	394.9	(19.2)	757,042	240,082	363,466	51.4	(52.0)

Colombia Passenger Traffic Airplan
		September			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		866,614	132,278	875,405	561.8	1.0	7,457,666	2,411,973	5,911,758	145.1	(20.7)
MDE	Rionegro	626,731	82,497	626,296	659.2	(0.1)	5,409,532	1,707,765	4,093,875	139.7	(24.3)
EOH	Medellin	93,303	29,045	97,384	235.3	4.4	801,648	274,932	692,976	152.1	(13.6)
MTR	Monteria	86,707	14,842	100,011	573.8	15.3	734,571	274,719	732,750	166.7	(0.2)
APO	Carepa	20,026	1,817	21,592	1,088.3	7.8	163,387	52,454	153,181	192.0	(6.2)
UIB	Quibdo	32,479	4,063	27,482	576.4	(15.4)	279,172	88,757	211,016	137.7	(24.4)
CZU	Corozal	7,368	14	2,640	18,757.1	(64.2)	69,356	13,346	27,960	109.5	(59.7)
International Traffic		147,189	7,727	147,768	1,812.4	0.4	1,349,885	409,755	1,008,616	146.2	(25.3)
MDE	Rionegro	147,189	7,727	147,768	1,812.4	0.4	1,349,885	409,755	1,008,616	146.2	(25.3)
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,013,803	140,005	1,023,173	630.8	0.9	8,807,551	2,821,728	6,920,374	145.3	(21.4)
MDE	Rionegro	773,920	90,224	774,064	757.9	0.0	6,759,417	2,117,520	5,102,491	141.0	(24.5)
EOH	Medellin	93303	29,045	97,384	235.3	4.4	801,648	274,932	692,976	152.1	(13.6)
MTR	Monteria	86,707	14,842	100,011	573.8	15.3	734,571	274,719	732,750	166.7	(0.2)
APO	Carepa	20,026	1,817	21,592	1,088.3	7.8	163,387	52,454	153,181	192.0	(6.2)
UIB	Quibdo	32,479	4,063	27,482	576.4	(15.4)	279,172	88,757	211,016	137.7	(24.4)
CZU	Corozal	7,368	14	2,640	18,757.1	(64.2)	69,356	13,346	27,960	109.5	(59.7)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com